23 April 2003



旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.



03050779

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Annual General Meeting
2) Notice of Extraordinary General Meeting
3) Incorporation of New Subsidiary in PRC

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 15[illegible]

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.



SEC MAIL PROCESSING
RECEIVED
MAY 06 2003

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 18 OF 22.04.2003
Announcement No. 18

WANT WANT HOLDINGS LTD

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Seventh Annual General Meeting of Want Want Holdings Ltd (the "Company") will be held at Rosewood Room, Level 2, Orchard Hotel Singapore, 442 Orchard Road, Singapore 238879 on 16 May 2003 at 9.30 a.m. to transact the following business:

Ordinary Business

1. To receive and consider the Directors' Report and Audited Accounts for the financial year ended 31 December 2002 and the Auditors' Report thereon.

2. To declare a First and Final Dividend of 20% or US$0.02 per ordinary share of par value US$0.10 each tax exempt for the year ended 31 December 2002.

3. To approve the Directors' fees for the year ended 31 December 2002.

4. To re-elect the following Directors retiring by rotation:

   a. Adams Lin Feng I

   b. Lim Ho Seng

   c. Alfred Wong Siu Hong

5. To re-appoint Deloitte & Touche as Auditors of the Company and to authorise the Directors to fix their remuneration.

6. To transact any other business that may be transacted at an Annual General Meeting.

Special Business

7. To consider and, if thought fit, to pass the following ordinary resolution, with or without modifications:-

   "That pursuant to Section 161 of the Companies Act, Cap. 50 and Rule 806(2) of the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors to issue shares and convertible securities in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares and convertibles securities to be allotted and issued pursuant to this Resolution shall not exceed fifty per cent. (50%) of the issued share capital of the Company at the passing of this Resolution, of which the aggregate number of shares and convertible securities to be allotted and issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per cent. (20%) of the issued capital of the Company at the passing of this Resolution, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier." [see Explanatory Note]

Explanatory Note:

The Ordinary Resolution 7 proposed above, if passed, will empower the Directors, from the date of the above Meeting until the next Annual General Meeting, to allot and issue shares and convertibles securities in the Company. The number of shares and convertible securities that the Directors may allot and issue under this Resolution would not exceed fifty per cent. (50%) of the issued capital of the Company at the time of the passing of this Resolution. For issue of shares and convertible securities other than on a pro rata basis to all shareholders, the aggregate number of shares and convertible securities to be issued shall not exceed twenty per cent. (20%) of the issued capital of the Company at the time of the passing of this Resolution.

The percentage of issued share capital is based on the Company's issued share capital after adjusting for (a) new shares arising from the conversion of convertible securities or employee share options on issue at the time this proposed Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

BY ORDER OF THE BOARD

Adams Lin Feng I
Director
22 April 2003

Note:
Every member of the Company entitled to attend and vote at the Annual General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy must be deposited at the Company's registered office at 400 Orchard Road #17-05 Orchard Towers, Singapore 238875 not less than 48 hours before the time appointed for holding the Annual General Meeting or any postponement or adjournment thereof.

Submitted by Adams Lin Feng I , Group Vice President and Director on 22/04/2003 to the SGX

MASNET No. 19 OF 22.04.2003
Announcement No. 19

WANT WANT HOLDINGS LTD

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Want Want Holdings Ltd (the "Company") will be held at Rosewood Room, Level 2, Orchard Hotel Singapore, 442 Orchard Road, Singapore 238879 on 16 May 2003 at 10.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions:--

AS SPECIAL RESOLUTION

That Article 2, provisos (b) and (c) to Article 5 and Articles 13(2), 15, 87, 105, 117,127, 139, 147 and 150 of the Articles of Association of the Company be and are hereby amended in the manner and to the extent as set out in Appendix I to the circular to shareholders dated 22 April 2003.

AS ORDINARY RESOLUTION

THAT:-

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire ordinary shares of US$0.10 each (or such other par value for the time being) in the issued share capital of the Company ("Shares") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:-

(i) on-market purchase(s) on the Singapore Exchange Securities Trading Limited (" SGX-ST"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Buy-Back Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Buy-Back Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:-

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) In this Resolution:-

"Maximum Percentage" means the number of Shares representing 10 per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and " Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commissions, stamp duties, applicable goods and services tax and other related expenses) which shall not exceed:-

(i) in the case of a market purchase, 105 per cent. of the average closing market price. For this purpose, the average closing market price is the average of the closing market prices of the Shares transacted on the SGX-ST over the five (5) consecutive market days (on which transactions in the Shares are recorded) immediately preceding the date of the market purchase by the Company; and

(ii) in the case of an off-market purchase, 120 per cent. of the highest price a Share is transacted on the SGX-ST on the market day (when transactions in the Shares are recorded) immediately preceding the date of the off-market purchase by the Company; and

(d) the Directors of the Company and/or any of them be and are/is hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

BY ORDER OF THE BOARD

Adams Lin Feng I
Director
22 April 2003

Note:

(a) Every Member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Member of the Company.

(b) The instrument appointing a proxy must be deposited at the Company's registered office at 400 Orchard Road #17-05 Orchard Towers, Singapore 238875 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any postponement or adjournment thereof.

(c) The Company will use internal sources of funds, or a combination of internal resources and external borrowings, to finance purchases or acquisitions of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares are purchased or acquired and the amount (if any) borrowed by the Company to fund the purchases.

An illustration of the financial effects of a purchase or acquisition of Shares by the Company pursuant to the Share Buy--Back Mandate on the audited accounts of the Company and its subsidiaries, and the Company for the financial year ended 31 December 2002 is set out in paragraph 3.5 of the Circular to Members dated 22 April 2003.

MASNET No. 53 OF 23.04.2003
Announcement No. 53

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a wholly-owned subsidiary at Changsha City, Hunan Province, People's Republic of China, known as Changsha Ming-Want Condensed Milk Ltd ("Changsha Ming-Want").

Changsha Ming-Want has a registered capital of US$1.35 million and its principal activities include manufacturing and processing of various types of condensed milk and other related range of products, and the provision of the necessary facilities and services required.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/04/2003 to the SGX